Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: October 3, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

Les Echos: Adobe’s acquisition of Figma: CEO responds to the designers’ discontent

[...]

Few changes

The startup’s CEO is keen to reassure the design community. “We’ve had many conversations with Adobe,” [Dylan] Field said in an interview with “Echoes”. “They don’t want to change prices, they don’t want trouble with the community, they want to make sure the community is strong, as strong as it is today. They also don’t want to integrate the two brands, they want the brand, the business and the operations to stand alone.”

The CEO will remain at the helm of Figma. The acquisition will also allow him to launch new projects that are close to his heart.

“I think this acquisition will allow us to use the technology that Adobe has created, as well as all the expertise they have acquired over the past decades in many areas where Figma is not present,” explains the executive. He gives as an example “things like images, 3D, video or vector images”, illustrations that can be transformed without loss of quality.

[...]

New projects

For now, Figma offers two flagship products, the Figma platform that allows designers to work collaboratively from a distance, and FigJam. This last tool, launched during the pandemic, is aimed at all the teams of a company and not only at designers. It allows them to “brainstorm”, always in a collaborative and remote way.

In the future, the CEO wants to invest in tools to facilitate “creative productivity.” Some users already use the platform to create slides, he says. This could one day compete with Microsoft and its PowerPoint tool. In the meantime, Dylan Field and his teams want to focus on a new product to facilitate collaboration between designers and developers.

The company, which has just passed the 900-employee mark, continues to focus on international expansion. After Europe - Figma has opened offices in London, Paris and Berlin - the company now wants to tackle the South-East Asian market.

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Protocol: Figma CPO hopes Adobe deal will bring a bigger market and the same ‘casual’ customer relationships

Figma CPO Yuhki Yamashita’s first design gig was at The Harvard Crimson, waiting for writers to file their stories so he could lay them out in Adobe InDesign. Given his interest in computer science, pursuing UX design became the clear move. He worked on Outlook at Microsoft, YouTube at Google, and user experience at Uber, where he was a very early user of Figma. In 2019, he became a VP of product at Figma; this past June, he became CPO.

“Design has been really near and dear to my heart, which is why when this opportunity came along to join Figma and rethink design, it was such an obvious opportunity,” Yamashita said.

It’s an interesting time to be in charge of Figma’s product vision. About two weeks ago, Figma announced Adobe was acquiring it in a blockbuster $20 billion deal. Aside from ringing antitrust alarm bells, the news felt somewhat like a betrayal for devoted Figma users who disdain Adobe’s customer approach. Now the only real Adobe competitor is Canva, which is also focused on easy, accessible design. Figma CEO Dylan Field told Protocol that the plan is to keep Figma autonomous, both as a company and product. “We want to retain our identity, our community, our brand, our platform,” Field said.

Protocol sat down with Yamashita to learn more about the future of an Adobified Figma product. He’s focused on making the pre- and post-design experiences more efficient by bringing Adobe’s products directly into Figma, as well as pitching Figma to larger customers and, someday, helping people design videos or 3D objects.

This interview has been edited and condensed for clarity.

Obviously I have a lot of acquisition-related questions. But let’s start with talking about designers, Figma’s core user base. In the past few years, you’ve expanded to more general collaboration. Do you hope to continue on this path?

Our main focus right now is the end-to-end product development process. We started from a place of working on product design, but realized that there’s so much more to it that happens before someone places a single pixel on the canvas. Things like brainstorming, synthesizing insights. What problems are we solving in the first place?

The pandemic was also the beginnings of more remote work where people were doing those kinds of creative processes on canvases. It was this opportunity to go upstream. Before a designer even starts designing something, there’s a lot of other activities that happen. So how can we capture that?

Likewise, we’ve been thinking a lot about what happens after, too. Just because you have designs in this file doesn’t mean you’re done. It actually has to get implemented and built as a product out in production. What is our role in helping make that easier? So we’ve been really thinking about the developer persona. We acquired a company last year in the space that’s thinking about the relationship between design and code.

How do you anticipate your product vision changing as you’re absorbed into Adobe’s umbrella?

I think about two distinct things. One is, what were we trying to do? And then the other is, what can we do together?

What were we trying to do? The reality is, even as we think about something like product design or product development, a lot of our customers use Adobe tools throughout their process. Maybe it’s to make a little video that ends up in your product. Or those cool interactions, we call them micro-interactions inside apps. Those are often made in After Effects.

Designers and companies have always been using Adobe alongside our products. This presents an opportunity for us to just make a more seamless end-to-end process. Maybe you’re building an app and you’re trying to include this little interaction. Instead of having to import and export a bunch of things, you can make some changes inline. I’m really excited for us to make product development better by relying on a lot of the technologies that Adobe has to offer.

Adobe’s scope is so much bigger. They’re thinking about every single kind of digital asset that could possibly be made. Then there’s the together vision. Adobe has been excited about us because of our collaboration-first, web-first platform. They see the power of being on the web. They see the power of multiplayer. How can we bring many of their use cases into a collaborative, multiplayer world?

Do you have any specific aspirations for places you’d like to take Figma that you would never have thought about before?

Adobe’s scope is so much bigger. They’re thinking about every single kind of digital asset that could possibly be made. For example, a type of digital asset that’s really growing right now is video, or 3D objects. Those are things we don’t really think about at Figma, because we’re really focused on building software and interfaces.

But I do think [video] is really powerful. Those things feel very difficult today. I don’t know if you’ve ever opened up Premiere Pro, but it can be quite intimidating because it’s a professional tool. But when you bring it online, when you make it collaborative, I can totally imagine a world where it’s much easier to go in with a teammate. Or riff off of something that’s open and available. I don’t know for sure that we’ll go there. But those are really exciting for me. To just make a lot more types of creative pursuits accessible.

I’m kind of asking you to predict an alternate time path, but might Figma have ultimately gone after those spaces even without Adobe?

Obviously hard to say, but we’ve always really been focused on product development. We feel very far from done on that front. When you think about people building software, there’s a lot of inefficiencies when design actually translates into the final product. All these companies are wanting to build more products, in-house, faster. So it’s hard to believe that we would have tapped out on that anytime soon.

I know Figma launched an enterprise offering earlier this year — does the acquisition make that pitch easier in terms of pushing the product into the enterprise? How does it change?

I hope so. Adobe has a lot of amazing customers. They’ve built up an amazing customer base and relationships and things like that. I’m excited for us to get those intros, learn from that, and maybe tackle the kinds of companies that we haven’t been able to reach before.

As an example, I was recently in Japan, and we’re opening up the Japan office. Japan is a place where Adobe has a really great, strong presence as well. I’m eager to learn from them and see: What have they learned about the market? How can we customize or tailor our products or positioning accordingly?

How global is Figma right now?

I would say a little over 80% of our users are actually outside of the U.S. For whatever reason, that’s always been the case, because we have these really strong communities who are maybe using our products for free, or smaller businesses all throughout the world.

We’ve also started to invest in having more of a presence in these areas as well. We started with India, then London, and built out an office in Paris and Berlin. And then recently in Tokyo. And a few more locations to come. We’re trying to see how we can support those more grassroots, bottoms-up communities better by being in those locations.

Speaking of the users, and I asked Dylan about this last week: How will you work to stay in touch with customer needs and maybe even spread your customer approach upstream to Adobe?

Dylan is the most customer-obsessed person I know. And probably the person at the company who reads the most customer feedback on a daily basis. That’s the DNA of this company, staying in touch with customers. We text with customers all the time about new ideas. It’s a very casual relationship.

I hope we can keep that. I think that’s not going to change. Even when I think about how I scale my team, those are attributes that I look for. We’ve had the privilege of having a bunch of users who are really excited about us. It’s now our time to prove that despite some of these changes, that aspect doesn’t change.

It seems harder and harder for the younger generation of workplace tools to make it on their own and take down the giants. What is your message to these companies?

In terms of this particular news, it didn’t come from a position of “we needed this.” When you look at our growth and our numbers, we’ve had a lot of amazing growth, and we have a lot of things in play that can help us with that trajectory. There are many paths available to us. It isn’t necessarily the case that we felt like we couldn’t make it.

For us, the question was more about, what do we really care about? What we care about is our mission of making design accessible to everyone and being able to do that sustainably. Doing it independently is one path, but there are other ways, too. That’s the calculus that Dylan did in terms of, what is the environment in which I can make that happen faster?

A lot of people kind of come in with this idea that there’s one narrative to how a company scales. Taking it public, IPO, that kind of thing. But there are many different ways, depending on what you care about. In our case, we really care about making a dent in design and evolving it and this setup allows us to do it the fastest.

What do you really hope to see customers doing in Figma these days? What’s your dream for what Figma can help people achieve?

We invest in things like design systems because we don’t believe a designer should be designing from scratch every single time. They have their Lego blocks that someone has invested in, being able to assemble that really quickly and create these familiar and consistent experiences rapidly. We want to enable that as well. Hopefully the feeling is that building products is just as easy as writing a doc.

I joined Figma because I really love design. But the reason I love design is because of Adobe and just growing up on those tools. There’s a lot of work we need to do, a lot we need to prove. But as a product person, I’m really excited about how to really work on this mission together. Even something like the school newspaper, it would have been so much better if it had been collaborative and on the web.

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Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction.  The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations.html or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

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